57TH STREET GENERAL ACQUISITION CORP.
590 Madison Avenue, 35th Floor
New York, New York 10022

May 17, 2010

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Attn:	Michael Clampitt
Senior Attorney Advisor

Re:	57th Street General Acquisition Corp. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-163134

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Tuesday, May 18, 2010, or as soon as thereafter practicable.

Please note that we acknowledge the following:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark D. Klein
Mark D. Klein
President and Chief Executive Officer